82-1209

GGL Diamond Corp.



SUPPL

904 - 675 W. Hastings Street
Vancouver, B.C. Canada, V6B 1N2
Tel:(604) 688-0546
Fax:(604) 688-0378

May 2, 2003

SYMBOL: GGL.TSX Venture

Federal tribunal rules in favour of GGL Diamond Corp.

VANCOUVER, British Columbia, Canada – GGL Diamond Corp. (TSX Venture – GGL) was today informed that the Department of Indian and Northern Affairs' appointed federal tribunal has ruled in favour of GGL on the matter of Doyle Lake and the LA 26-30 and Easy 1, 2, and 3 mineral claims.

Here is the news release as released by the Tribunal:

"TRIBUNAL RENDERS DECISION IN NWT MINERAL CLAIM

OTTAWA, ONTARIO (May 2, 2003) – Indian and Northern Affairs Canada (INAC) released the findings of a tribunal established to review a mineral claim dispute in the Northwest Territories. The Tribunal upheld a decision made by the Supervising Mining Recorder in May 1996, thereby awarding the disputed land to GGL Diamond Corporation and SouthernEra Resources Limited.

At the base of the dispute are two sets of overlapping mineral claims staked in 1994 and 1995. Both Golden Rule Resources Ltd./Inukshuk Capital Ltd. and GGL Diamond Corporation/SouthernEra Resources Limited claimed competing ownership of the mineral rights.

The Tribunal was established in response to an order of the Federal Court of Appeal. On May 31, 2002 the Tribunal was appointed under section 84 of the Canada Mining Regulations. During the review all parties provided the Tribunal with substantial information by means of written submissions and an oral hearing,

The decision of the Tribunal is final. Parties to this dispute have 30 days to appeal the decision in federal court. A copy of the Tribunal's decision will be posted on the INAC website on Monday, May 5, 2003."

For more specific information on the history of the Doyle Lake dispute, please refer to the news release of Nov. 6, 2002 or to the quarterly report dated August 31, 2002. (www.ggldiamond.com)

GGL DIAMOND CORP.

Raymond A. Hrkac
President

dw 5/27

For more information, please check our web site at www.ggldiamond.com. If you would like to speak to someone or have questions, please contact Marsha D'Angelo or Susan de Stein at (604) 684-3376.